INVESCO LARGE CAP RELATIVE VALUE FUND                              SUB-ITEM 77Q3

DUE TO THE RESTRICTIONS IN THE FORMAT OF FORM N-SAR TO ALLOW REPORTING OF INFORMATION FOR MULTIPLE CLASSES OF SHARES, THIS EXHIBIT PROVIDES CLASS LEVEL INFORMATION FOR ITEMS 72DD, 73A, 74U AND 74V.

FOR PERIOD ENDING: 6/30/2010
FILE NUMBER :      811-09913
SERIES NO.:        13

74U.    1 Number of shares outstanding (000's Omitted)
          Class A                    4,929
        2 Number of shares outstanding of a second class of open-end company shares (000's Omitted)
          Class B                        1
          Class C                        1
          Class Y                   21,248

74V.    1 Net asset value per share (to nearest cent)
          Class A               $     8.75
        2 Net asset value per share of a second class of open-end company shares (to nearest cent)
          Class B               $     8.74
          Class C               $     8.74
          Class Y               $     8.76